Exhibit 99.6

Comprehensive Credit Facility Agreement of Maximum Amount (“Credit Facility Agreement”) Entered into by and between Shenzhen BAK Battery Co., Ltd. (“the Company”) and Shenzhen Longgang Branch, Bank of China (the “Creditor”) Dated July 3, 2012

Main articles:

  Contract number: 2012 Zhenzhongyin Gang Exiezi 000527;
  Maximum amount of credit facilities to be provided: RMB 400 million;
  Term: from July 3, 2012 to July 3, 2013.
  Purpose of the loan is to provide working capital for the Company;
  In the event of occurrence of any of the following during the term of loan, the Creditor is entitled to adjust the credit amount or even terminate the credit:
  Delay in repayment of interest for the loan;
  Embezzling loan (i.e. using loan proceeds for purposes other than what is agreed in the contract without the consent of the Creditor);
  Making untrue declaration or breach of promise;
  Breach of other agreements
  Remedies in the event of breach of contract include adjustment of the credit amount, suspension of credit, imposition of punitive interest and overdue interest, an increase of guarantee deposit and the call back of loan principal and interest before maturity.

Headlines of the articles omitted

  Procedure on using the comprehensive credit facility
  Guarantee
  Declaration and promise of the Company
  Rights reversed
  Modification, amendment, termination and invalidation of the Contract
  Disputation settlement
  Attachment
  Other agreements
  Validity